Exhibit 18.1
March 16, 2020
The Board of Directors
Altus Midstream Company
2000 Post Oak Blvd #100
Houston, TX 77056

Ladies and Gentlemen:

Note 1 of the Notes to the Consolidated Financial Statements of Altus Midstream Company (the Company) included in its Annual Report on Form 10-K for the year ended December 31, 2019 describes a change in the method of accounting whereby the Company eliminated a one-month lag previously used for purposes of recording income and loss from equity method interests. There are no authoritative criteria for determining a “preferable” method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Houston, Texas